Exhibit (a)(1)(E)

FORM OF CONFIRMATION OF RECEIPT OF ELECTION FORM

Confirmation of Receipt of Election Form

This Confirmation of Receipt of Election Form is related to Sigma Designs, Inc.’s Offer to Exchange dated August 24, 2009 (the “Offer”).

We have received your Election Form electing to ACCEPT the offer to exchange the eligible stock option grants indicated in your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we will accept your eligible stock options elected for exchange, subject to the terms and conditions set forth in the Offer, at 9 p.m., Pacific Time, on September 22, 2009, unless the Offer is extended by us.

Unless you withdraw your tendered eligible stock options by providing us a properly completed and signed Notice of Withdrawal before 9 p.m., Pacific Time, on September 22, 2009 (or, if the Offer is extended, before the new expiration date), we will cancel all eligible stock options that you have properly tendered for exchange. If you do not withdraw your tendered eligible stock options and we accept your eligible stock options for exchange, promptly following the expiration of the Offer we will provide you with confirmation that your eligible options have been accepted for exchange and have been cancelled. Please note that you may change your election(s) at any time before 9 p.m. U.S. Pacific Time on September 22, 2009 (or, if the Offer is extended, before the new expiration date), but not after this time.

If you have any questions, please telephone Catherine Van Rhee and Terry Nguyen at (408) 957-984 or send an email to OptionExchange@sdesigns.com.

Thank you,

Thomas E. Gay III